AllerPops Corp
SUBSCRIPTION
AGREEMENT

This letter will confirm our agreement with respect to the purchase by the undersigned subscriber ("Subscriber"), of preferred stock (the "share") of AllerPops Corp, a New Mexico Corporation (the "Company"), at a purchase price of $0.89 per share. Investors committing to the first $100,000 in this offering will receive a discounted "early bird" price of $0.80 per share, on the terms set forth herein. This subscription agreement (the "Agreement") is submitted in accordance with and subject to the terms and conditions described herein.

1. Subscriber acknowledges, represents and warrants to the Company as follows:

(a) The Company provided Subscriber with disclosure information set forth on the Company's wefunder.com page, which discloses in reasonable detail all material details of the offering of the Shares, including as required by the Form C. Subscriber understands that the Company is attempting to raise $500,000.71 (574,439 total shares) from this offering, but will accept investments of any size as permitted by applicable regulations including SEC Rule 227.100 et. seq. ("Regulation Crowdfunding" 17 C.F.R. § 227.100 et seq.), and that sales will be consummated so long as a total of at least $50,000 is invested by investors participating in this offering.

(b) Subscriber understands that the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the representations made by Subscriber in this Agreement. Subscriber understands that the Company is relying upon Subscriber's representations and agreements contained in this Agreement (and any supplemental information furnished by Subscriber) for the purpose of determining whether this transaction meets the requirements for such exemptions. Subscriber understands that no federal or state agency has made any finding or determination as to the fairness for investment in, or any recommendation or endorsement of, the Shares.

(c) Subscriber has such knowledge, skill and experience in business, financial and investment matters (or has obtained the advice of an attorney, certified public accountant or registered investment advisor) so that Subscriber is capable of evaluating the merits and risks of an investment in the Shares. To the extent Subscriber considered it advisable, Subscriber has reviewed the merits of this investment with its tax and legal advisors.

(d) Subscriber had made, either alone or together with advisors (if any), such independent investigation of the Company, its management, and related matters as the Subscriber deems to be, or such advisors (if any) have advised to be, necessary or advisable in connection with an investment in the Shares; and Subscriber and Subscriber's advisors (if any) have received all information and data which Subscriber and such advisors (if any) believe to be necessary in order to reach an informed decision as to the advisability of an investment in the Shares.

(e) Subscriber has read the disclosures about the Company and this investment opportunity on the Company's wefunder.com page and fully understands it. Subscriber declares that Subscriber is not relying on the accuracy of any financial projections that have been provided. Subscriber acknowledges that neither the Company nor any persons acting on its behalf have made any oral or written representation to Subscriber or to any of Subscriber's advisors which are inconsistent with the disclosures made on the Company's wefunder.com page.

(f)   Subscriber represents that Subscriber (i) can bear the risk of loss of the entire investment in the Shares and (ii) is capable of bearing the economic risk of an investment in the Shares for the indefinite future.

(g)   Subscriber understands that the Shares are a "restricted security" under applicable securities laws and that Subscriber may dispose of the Shares only pursuant to an effective registration statement or an exemption from such registration if available. As a consequence, Subscriber understands that Subscriber must bear the economic risks of the investments in the Shares for an indefinite period of time.

(h)   Subscriber hereby confirms that Subscriber is acquiring the Shares for Subscriber's own account for investment only and not with a view to or in connection with any distribution of the Shares and does not presently intend to resell, transfer or otherwise dispose of the Shares.

(i)   Subscriber and all of Subscriber's advisors have had access to all information necessary to enable Subscriber to make an informed decision to purchase the Shares and a reasonable opportunity to ask questions of and receive answers from the Company concerning the terms and conditions of this offering. All such questions have been answered to Subscriber's full satisfaction.

(j)   All information Subscriber provided the Company concerning the Subscriber, Subscriber's financial position, and knowledge of financial and business matters, including the information contained in this Agreement, is correct and complete in all material respects as of the date set forth above, and Subscriber will immediately notify the Company of any adverse change in such information prior to the Company accepting Subscriber's offer to become a member of the Company and holder of the Shares; and

(k)   All of the representations, warranties, acknowledgments, agreements, and undertakings in this Agreement made by Subscriber shall survive Subscriber's purchase of the Shares (and if more than one person is signing this Agreement, each foregoing representation, warranty, acknowledgment, agreement, and undertaking shall be a joint and several representation, warranty, acknowledgment, agreement, and undertaking).

(l)   Subscriber understands and agrees that the Company in its sole discretion reserves the right to accept or reject this or any other subscription for Shares. The Company shall have no obligation hereunder until it executes and delivers to Subscriber an executed copy of this Agreement. If the subscription is rejected or the offering of Shares is terminated, all funds received from Subscriber will be returned without interest or offset and this Agreement shall thereafter be of no further force or effect.

(m)   Subscriber (i) if a natural person, represents that he or she is the greater of (A) 18 years of age or (B) the age of legal majority in his or her jurisdiction of residence, in compliance with the annual investment limits set by Reg CF, and has full power and authority to execute and deliver this Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; (ii) if a corporation, partnership or limited liability company or limited liability partnership, or association, joint stock company, trust, unincorporated organization or other entity, represents that such entity was not formed for the specific purpose of acquiring the Shares, is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of the laws of such jurisdiction or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the Shares, the execution and delivery of this Agreement has been duly authorized by all necessary action, this Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; (iii) if executing this Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation or limited liability company or limited liability partnership, or other entity for whom the Subscriber is executing this Agreement, and such individual, partnership, ward, trust, estate, corporation or limited liability company or limited liability partnership or other entity has full right and power to perform pursuant to this Agreement and make an investment in the Company, and represents that this Agreement constitutes a legal, valid and binding obligation of such entity; or (iv) if a fiduciary of an ERISA plan (the "Plan") represents that such fiduciary has been informed of and understand the Company's investment objectives, policies and strategies, that the decision to invest "plan assets" (as such term is defined in ERISA) in the Company is consistent with the provisions of ERISA that require diversification of plan assets and imposes fiduciary responsibilities, and that such fiduciary is responsible for the decision to invest in the Company, is independent of the Company or any of its affiliates, is qualified to make such investment decision and in making such decision, has not relied primarily on any advice or recommendation of the Company or its affiliates. The execution and delivery of this Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Subscriber is a party or by which it is bound.

2.   Subscriber agrees to provide the Company, promptly upon request, with all information that the Company reasonably deems necessary or appropriate to comply with applicable U.S. anti-money laundering, anti-terrorist and asset control laws, regulations, rules and orders. Subscriber consents to the disclosure to U.S. regulators and law enforcement authorities by the Company and its affiliates and agents of such information about Subscriber as the Company reasonably deems necessary or appropriate to comply with applicable U.S. anti-money laundering, anti-terrorist and asset control laws, regulations, rules and orders. If Subscriber is a financial institution that is subject to the USA Patriot Act, Subscriber represents that it has met all of its obligations under the USA Patriot Act. Subscriber acknowledges that if, following its investment in the Company, the Company reasonably believes that Subscriber is an Unacceptable Investor or is otherwise engaged in suspicious activity or refuses to promptly provide information that the Company requests, the Company has the right or may be obligated to prohibit additional investments, segregate the assets constituting the investment in accordance with applicable regulations or immediately require Subscriber to transfer the Shares. Subscriber further acknowledges that Subscriber will have no claim against the Company or any of its affiliates or agents for any form of damages as a result of any of the foregoing actions.

If Subscriber is affiliated with a non-U.S. banking institution (a "Foreign Bank") or if Subscriber receives deposits from, makes payment on behalf of, or handles other financial transactions related to a Foreign Bank, Subscriber represents and warrants to Company that (1) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (2) the Foreign Bank maintains operating records related to its banking activities; (3) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (4) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

3.   Simultaneously with the delivery of the foregoing, the Subscriber will deliver the full purchase price for the Shares being purchased by Subscriber pursuant to the instructions set forth in the Company's Form C filed under the Securities Act of 1933, as amended.

4.   Subscriber acknowledges and agrees that the certificate evidencing the Shares will bear a legend in substantially the following form:

> "The Shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be sold or transferred in the absence of such registration or an exemption therefrom under the Securities Act of 1933, as amended, and applicable state securities laws."

5.   Subscriber acknowledges that the Shares may not be offered, sold, transferred or delivered, directly or indirectly, unless (i) such Shares are registered under the Securities Act and any applicable state securities laws, or (ii) an exemption from registration under the Securities Act and any applicable state securities laws is available. Subscriber understands the Company does not currently contemplate any such registration of the Shares and that there will be no liquid, public market for the Shares, and none is expected to develop.

6.   Subscriber hereby acknowledges and agrees that no representation or warranty of any kind is made herein by the Company as to the value of the Shares, no person has been authorized by the Company to make any such representation and warranty, no such representation or warranty may be given or relied on and Subscriber has made his, her or its own investigation with respect to the value thereof.

7.   Subscriber agrees to indemnify and hold harmless the Company, its members, officers and anyone acting on their behalf from and against all damages, losses, costs and expenses (including reasonable attorney's fees) that they may incur by reason of Subscriber's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties, acknowledgments, agreements, and undertakings in this Agreement provided by Subscriber to the Company.

8.   Following receipt and clearance of the purchase price and the closing, the Company shall issue a membership interest certificate to Subscriber.

9.   This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of New Mexico, exclusive of its conflict of law provisions.

10.   Neither this Agreement nor any provisions hereof shall be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, discharge or termination is sought.

13. This Agreement constitutes the entire Agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings of the parties, written and oral, with respect to such subject matter.

{Signature Page Follows}

IN WITNESS WHEREOF, the parties have executed this Agreement as of _[EFFECTIVE DATE]_____.

Number of Shares: _[SHARES]_____

Aggregate Purchase Price: _$[AMOUNT]_____

COMPANY:

AllerPops Corp

Founder Signature
_____

Name: Cliff Shunsheng Han

Title: CEO

Read and Approved (For IRA Use Only):

SUBSCRIBER:

By: _____

By: _Investor Signature_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited